September 7, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (646)356-7034

Mr. Li Shaoming
President and Chief Executive Officer
Renhuang Pharmaceuticals Inc. (formerly Anza Capital, Inc.)
c/o Viking Investments
65 Broadway, Suite 888
New York, New York 10006

Re:     **Anza Capital, Inc.**
        **Form 10-K for the Fiscal Year Ended April 30, 2005**
        **Form 10-Q for the Fiscal Quarters Ended July 31, 2005,**
            **and October 31, 2005**
        **File No. 000-19065**

Dear Mr. Shaoming:

        We have reviewed the response letter dated April 19, 2006, sent on behalf of
Anza Capital, Inc. by Brian A. Lebrecht, Esq. of The Lebrecht Group, and have the
following additional comments.

Form 10-K for the Fiscal Year ended April 30, 2005

Financial Statements and Supplementary Data

Note 11 – Stockholders' Equity, page F-32

1.      We note your response to our prior comment 7 from our letter dated March 21,
        2006.  It appears from your Consolidated Statements of Stockholders' Equity on
        page F-8 that you issued common shares of Anza Capital Inc. and AMRES valued
        at $703,780 and $900,000, respectively in exchange for consulting services.
        Please compare and contrast for us how you determined the fair value of the Anza
        Capital Inc. common shares and the AMRES common shares.

2.    As a related matter, please tell us the following (to the extent more than one consulting firm received shares in exchange for services rendered, please provide a response specific to each firm):

- Explain which specific characteristics of the consultants' service agreements resulted in the inability to objectively measure the values associated with services provided by the consultants (refer to paragraphs 8 and 9 of SFAS 123);

- Tell us whether the consultants provided invoices for services they performed and if so, the aggregate dollar amount represented by their invoices; and

- Tell us whether the consultants were related parties to Anza Capital, Inc., its officers, directors or subsidiaries and if so, please explain the nature of the relationship.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Amanda Roberts, Staff Accountant, at (202)551-3417 or me at (202)551-3424 if you have questions.

Sincerely,

Lisa Haynes
Reviewing Accountant